ERNST & YOUNG

■ Ernst & Young LLP
Chartered Accountants
Pacific Centre
P.O. Box 10101
700 West Georgia Street
Vancouver, Canada V7Y 1C7

■ Phone: 604 891-8200
Fax: 604 643-5422

May 4, 2006

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marché financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Yukon Registrar of Securities

Dear Sirs:

Re: Cardiome Pharma Corp.

We acknowledge receipt of a Notice of Change of Auditors (the "Notice") dated April 21, 2006 delivered to us by **Cardiome Pharma Corp.** in respect of the replacement of Ernst & Young LLP from the office of auditor of **Cardiome Pharma Corp.** and the subsequent appointment of KPMG LLP to that office.

Please accept this letter as confirmation by Ernst & Young LLP that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein that pertains to this Firm.

We trust the foregoing is satisfactory. If you have any questions, please do not hesitate to contact Dennis Bettiol at (604) 643-5423.

Sincerely,

Ernst & Young LLP

Ernst & Young LLP